Exhibit 1

NXP Semiconductors

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

October 2, 2016

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in this document as well as the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing NXP’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

Table of Contents
Page

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3
Introduction	3
Risk Factors	4
Results of Operations	4
Employees	10
Liquidity and Capital Resources	10
Contractual Obligations	12
Off-balance Sheet Arrangements	12
Condensed consolidated financial statements:
Condensed consolidated statements of operations for the three and nine months ended October 2, 2016 and October 4, 2015 (unaudited)	13
Condensed consolidated statements of comprehensive income for the three and nine months ended October 2, 2016 and October 4, 2015 (unaudited)	14
Condensed consolidated balance sheets as of October 2, 2016 and December 31, 2015 (unaudited)	15
Condensed consolidated statements of cash flows for the three and nine months ended October 2, 2016 and October 4, 2015 (unaudited)	16
Condensed consolidated statements of changes in equity for the nine months ended October 2, 2016 (unaudited)	18
Notes to the condensed consolidated financial statements (unaudited)	19

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

This interim Management’s Discussion and Analysis should be read in conjunction with the MD&A in our Annual Report on Form 20-F for the year ended December 31, 2015. The various sections of this MD&A contain a number of forward-looking statements that involve a number of risks and uncertainties, including any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, uncertain events or assumptions, and other characterizations of future events or circumstances. Such statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in “Risk Factors” in Part I, Item 3D of our Annual Report on Form 20-F, and as may be updated in our subsequent Quarterly Reports on Form 6-K. Our actual results may differ materially, and these forward-looking statements do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that had not been completed as of October 27, 2016.

Introduction

The Company

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors” and the “Company”) is a global semiconductor company incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap). We provide leading High Performance Mixed Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of application areas including: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer, computing and software solutions for mobile phones. On December 7, 2015, NXP acquired Freescale Semiconductor, Ltd. (“Freescale”) for a total consideration of approximately $11.6 billion. Freescale’s results of operations and the estimated fair value of the assets acquired and liabilities assumed in the business combination are included in our financial statements from the date of acquisition forward.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729999. Our registered agent in the United States is Freescale Semiconductor, Inc., 6501 William Cannon Dr. West, Austin, Texas 78735, United States of America, phone number +1 512 895 2000.

On October 27, 2016, NXP Semiconductors N.V. entered into a Purchase Agreement, by and among NXP and a wholly-owned, indirect subsidiary of Qualcomm Incorporated (“Qualcomm”). Pursuant to the agreement, the subsidiary of Qualcomm will commence a tender offer to acquire all of the issued and outstanding common shares of NXP for $110 per share in cash. The tender offer is not subject to any financing condition. The tender offer is conditioned on the tender of at least 95% of the outstanding ordinary shares of NXP or, if NXP shareholders approve the asset sale contemplated in the purchase agreement, the tender of at least 80% of the outstanding ordinary shares of NXP. An Extraordinary General Meeting of NXP's shareholders will be convened in connection with the offer to adopt, among other things, certain resolutions relating to the transaction. Pending the receipt of shareholder approvals from NXP and Qualcomm, as well as satisfaction of other customary closing conditions, including foreign regulatory approvals, the proposed transaction is expected to close by the end of calendar 2017.

The Agreement contains certain termination rights for NXP and Qualcomm. If the Purchase Agreement is terminated under certain circumstances, including termination by NXP to enter into a superior proposal for an alternative acquisition transaction or a termination following a change of recommendation by the NXP Board, NXP will be obligated to pay to Qualcomm a termination compensation equal to $1.25 billion in cash. If the Purchase Agreement is terminated under certain circumstances involving the failure to obtain the Required Antitrust Approvals or the failure to complete the Pre-Closing Reorganization in all material respects, Qualcomm will be obligated to pay NXP a termination compensation equal to $2 billion in cash.

On June 14, 2016, NXP announced an agreement to divest its Standard Products business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). Under the terms of the agreement, the consortium will pay approximately $2.75 billion for the business. The transaction is expected to close in the first quarter of 2017, pending all required regulatory approvals and employee representative consultations.

On August 11, 2016, NXP B.V., together with NXP Funding LLC, issued an aggregate principal amount of $1,000 million of 3.875% senior notes due 2022 (the “Notes”). NXP used the net proceeds from the offering of the Notes, together with cash on hand, to redeem the remaining $960 million aggregate principal amount of its outstanding senior secured notes due 2022 and to pay for certain costs and expenses related thereto.

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Risk Factors

There are risks and uncertainties associated with the pending transaction with Qualcomm.

On October 27, 2016 we entered into a definitive agreement under which a wholly-owned subsidiary of Qualcomm will, subject to the satisfaction or waiver of the conditions in the agreement, acquire NXP.  There are a number of risks and uncertainties relating to this transaction, including the following:

•

the effect of the announcement of the transaction and related tender offer on our business relationships (including, without limitation, partners and customers), operating results and business generally;

•

the occurrence of any event, change or other circumstances that could give rise to the termination of the purchase agreement, and the risk that the purchase agreement may be terminated in circumstances that require us to pay a termination compensation;

•	the outcome of any legal proceedings that may be instituted against us related to the purchase agreement;
•	uncertainties as to the number of shareholders of NXP who may tender their shares in the tender offer;
•

the failure to satisfy other conditions to the completion of the transaction, including the receipt of all regulatory approvals related to the transaction (and any conditions, limitations or restrictions placed on these approvals); and

•	risks that the tender offer and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed transactions.

For a description of other risk factors affecting our business and results of operations, please refer to Part I, Item 3D of our Annual Report on Form 20-F.

Results of Operations

The following table presents the composition of operating income (loss):

($ in millions, unless otherwise stated)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Revenue	2,469	1,522	7,058	4,495
% nominal growth	62.2	0.5	57.0	9.4
Gross profit	1,184	740	2,880	2,168
Research and development	(379)	(178)	(1,198)	(572)
Selling, general and administrative	(270)	(162)	(849)	(509)
Amortization of acquisition-related intangible assets	(361)	(29)	(1,164)	(90)
Other income (expense)	—	4	8	5
Operating income (loss)	174	375	(323)	1,002

Q3 2016 compared to Q3 2015

In the quarter ended October 2, 2016, revenue, gross profit and total operating expenses increased as compared to the quarter ended October 4, 2015, reflecting the inclusion of the operating activity of Freescale, which we did not acquire until December 7, 2015. In addition, gross profit and total operating expenses were impacted by the effect of purchase accounting on property, plant and equipment and the amortization of the acquisition-related intangible assets.

YTD 2016 compared to YTD 2015

In the nine-month period ended October 2, 2016, revenue, gross profit and total operating expenses increased as compared to the nine-month period ended October 4, 2015, reflecting the inclusion of the operating activity of Freescale, which we did not acquire until December 7, 2015. In addition, gross profit was impacted by the effect of purchase accounting on inventory (completed at the end of Q1) and on property, plant and equipment in the amounts of $448 and $161 million, respectively. Total operating expenses was impacted by the amortization of the acquisition-related intangible assets.

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The table below depicts the Purchase Price Accounting (“PPA”) effects (reflecting the amortization related to the fair value adjustments resulting from the acquisition of Freescale in addition to the formation of NXP) for each of the three and nine month periods ended October 2, 2016 and October 4, 2015, respectively, per line item in the statement of operations:

($ in millions, unless otherwise stated)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Gross profit	(64)	(3)	(626)	(11)
Selling, general and administrative	(6)	—	(16)	—
Amortization of acquisition-related intangible assets	(361)	(29)	(1,164)	(90)
Other income (expense)	(1)	—	(4)	—
Operating income (loss)	(432)	(32)	(1,810)	(101)

Revenue

The following table presents revenue and revenue growth by segment for each of the three and nine month periods ended October 2, 2016 and October 4, 2015, respectively:

($ in millions, unless otherwise stated)	Q3 2016		Q3 2015	YTD 2016		YTD 2015
	Revenue	Growth %	Revenue	Revenue	Growth %	Revenue
HPMS	2,099	80.3	1,164	6,024	76.4	3,414
SP	320	(1.5)	325	897	(7.5)	970
Corporate and Other	50	51.5	33	137	23.4	111
Total	2,469	62.2	1,522	7,058	57.0	4,495

Q3 2016 compared to Q3 2015

Revenue increased by $947 million to $2,469 million in the third quarter of 2016 compared to $1,522 million in the third quarter of 2015, a year-on-year growth of 62.2%, reflecting the inclusion of the operations of Freescale.

Our HPMS segment reported an increase in revenue of $935 million to $2,099 million in the third quarter of 2016 compared to $1,164 million in the third quarter of 2015, resulting in 80.3% year-on-year growth. The increase was primarily due to incremental revenue from the acquired Freescale businesses, partly offset by lower sales from our Secure Identification Solution business line in the banking card market.

Revenue for our SP segment decreased $5 million to $320 million in the third quarter of 2016, compared to $325 million in the third quarter of 2015. The decrease was primarily attributable to the divestment of the Bipolar activities that had occurred in November 2015.

YTD 2016 compared to YTD 2015

Revenue increased by $2,563 million to $7,058 million in the first nine months of 2016 compared to $4,495 million in the first nine months of 2015, a year-on-year growth of 57.0%, reflecting the inclusion of nine months of the operations of Freescale.

Our HPMS segment reported an increase in revenue of $2,610 million to $6,024 million in the first nine months of 2016 compared to $3,414 million in the first nine months of 2015, resulting in 76.4% year-on-year growth. The increase was primarily due to incremental revenue from the acquired Freescale businesses, partly offset by lower sales from our Secure Identification Solution business line in the banking card market.

Revenue for our SP segment decreased $73 million to $897 million in the first nine months of 2016, compared to $970 million in the first nine months of 2015. The decrease was primarily attributable to the divestment of the Bipolar activities that had occurred in November 2015.

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Gross Profit

The following table presents gross profit by segment for each of the three and nine month periods ended October 2, 2016 and October 4, 2015, respectively:

($ in millions, unless otherwise stated)	Q3 2016		Q3 2015		YTD 2016		YTD 2015
	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue
HPMS	1,059	50.5	626	53.8	2,567	42.6	1,833	53.7
SP	123	38.4	108	33.2	307	34.2	327	33.7
Corporate and Other	2	4.0	6	18.2	6	4.4	8	7.2
Total	1,184	48.0	740	48.6	2,880	40.8	2,168	48.2

Q3 2016 compared to Q3 2015

Gross profit in the third quarter of 2016 was $1,184 million, or 48.0% of revenue compared to $740 million, or 48.6% of revenue in the third quarter of 2015. The increase of $444 million was primarily driven by the inclusion of the operating activity of Freescale partly offset by the effects of PPA, and to a lesser extent, stock based compensation expense. The decrease in the gross profit percentage was primarily driven by the effect of purchase accounting in our HPMS segment.

Our HPMS segment had a gross profit of $1,059 million, or 50.5% of revenue in the third quarter of 2016, compared to $626 million, or 53.8% of revenue in the third quarter of 2015. The decrease in the gross profit percentage was primarily driven by the effect of purchase accounting on property, plant and equipment ($53 million) and to a lesser extent stock based compensation expense ($10 million).

Gross profit in our SP segment was $123 million, or 38.4% of revenue in the third quarter of 2016, compared to $108 million, or 33.2% of revenue in the third quarter of 2015. The increase in the gross profit percentage was driven by lower depreciation expense as a result of the fixed assets of the SP business being classified as held for sale during the quarter and depreciation being stopped on those fixed assets, a favorable product mix and improved manufacturing costs partly driven by higher factory utilization.

YTD 2016 compared to YTD 2015

Gross profit in the first nine months of 2016 was $2,880 million, or 40.8% of revenue compared to $2,168 million, or 48.2% of revenue in the first nine months of 2015. The increase of $712 million was primarily driven by the acquisition of Freescale, partly offset by the effects of purchase accounting on inventory (completed at the end of Q1), and to a lesser extent, property, plant and equipment and intangible assets, as a result of the acquisition of Freescale. The divestment of the Bipolar activities also slightly reduced gross profit. The decrease in the gross profit percentage was primarily driven by the effect of purchase accounting in our HPMS segment.

Our HPMS segment had a gross profit of $2,567 million, or 42.6% of revenue in the first nine months of 2016, compared to $1,833 million, or 53.7% of revenue in the first nine months of 2015. The decrease in the gross profit percentage was primarily driven by the effects of purchase accounting in two areas - inventory of $448 million and property, plant and equipment of $155 million, both as a result of the acquisition of Freescale, and to a lesser extent, restructuring activity ($13 million) and stock based compensation expense ($32 million).

Gross profit in our SP segment was $307 million, or 34.2% of revenue in the first nine months of 2016, compared to $327 million, or 33.7% of revenue in the first nine months of 2015. The increase in the gross profit percentage was a result of lower depreciation expense as a result of the fixed assets of the SP business being classified as held for sale and depreciation being stopped on those fixed assets, offset by a less favorable product mix.

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Operating expenses

The following table presents operating expenses by segment for each of the three and nine month periods ended October 2, 2016 and October 4, 2015:

($ in millions, unless otherwise stated)	Q3 2016		Q3 2015		YTD 2016		YTD 2015
	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	943	44.9	297	25.5	3,003	49.9	945	27.7
SP	38	11.9	53	16.3	130	14.5	168	17.3
Corporate and Other	29	58.0	19	57.6	78	56.9	58	52.3
Total	1,010	40.9	369	24.2	3,211	45.5	1,171	26.1

The following table below presents the composition of operating expenses by line item in the statement of operations:

($ in millions, unless otherwise stated)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Research and development	379	178	1,198	572
Selling, general and administrative	270	162	849	509
Amortization of acquisition-related intangible assets	361	29	1,164	90
Operating expenses	1,010	369	3,211	1,171

Q3 2016 compared to Q3 2015

Operating expenses increased $641 million to $1,010 million in the third quarter of 2016, compared to $369 million in the third quarter of 2015. The increase in operating expenses was primarily due to the acquisition of Freescale: the inclusion of their operating activity and the related amortization of acquisition-related intangibles of $338 million.

In our HPMS segment, operating expenses amounted to $943 million, or 44.9% of revenue in the third quarter of 2016, compared to $297 million, or 25.5% of revenue in the third quarter of 2015. The increase was primarily driven by the acquisition of Freescale: the inclusion of their operating activity and the related amortization of acquisition related intangibles.

Operating expenses in our SP segment decreased to $38 million, or 11.9% of revenue in the third quarter of 2016, compared to $53 million, or 16.3% of revenue in the third quarter of 2015. The decrease in operating expenses was primarily driven by a continued strong focus on cost controls and the effect of the divestment of the Bipolar activities.

YTD 2016 compared to YTD 2015

Operating expenses increased $2,040 million to $3,211 million in the first nine months of 2016, compared to $1,171 million in the first nine months of 2015. The increase in operating expenses was primarily due to the acquisition of Freescale: the inclusion of their operating activity and the related amortization of acquisition-related intangibles.

In our HPMS segment, operating expenses amounted to $3,003 million, or 49.9% of revenue in the first nine months of 2016, compared to $945 million, or 27.7% of revenue in the first nine months of 2015. The increase was primarily driven by the acquisition of Freescale: the inclusion of their operating activity and the related amortization of acquisition related intangibles which includes an impairment charge of $89 million relative to IPR&D that was acquired from Freescale.

Operating expenses in our SP segment decreased to $130 million, or 14.5% of revenue in the first nine months of 2016, compared to $168 million, or 17.3% of revenue in the first nine months of 2015. The decrease in operating expenses was primarily driven by a continued strong focus on cost controls and the effect of the divestment of the Bipolar activities.

Restructuring charges

Q3 2016 compared to Q3 2015

Restructuring and restructuring-related costs amounted to $3 million in the third quarter of 2016, compared to $4 million in the third quarter of 2015. In the third quarter of both 2016 and 2015, the restructuring charges mainly related to various specific targeted actions.

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YTD 2016 compared to YTD 2015

Restructuring and restructuring-related costs amounted to $63 million in the first nine months of 2016, compared to $25 million in the first nine months of 2015. In the first nine months of 2016, the restructuring charges mainly related to the acquisition of Freescale. In the first nine months of 2015, we had restructuring charges that related to various specific targeted actions.

Operating income (loss)

The following table presents operating income (loss) by segment for each of the three and nine month periods ended October 2, 2016 and October 4, 2015:

($ in millions, unless otherwise stated)	Q3 2016		Q3 2015		YTD 2016		YTD 2015
	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue
HPMS	116	5.5	331	28.4	(426)	(7.1)	890	26.1
SP	85	26.6	56	17.2	176	19.6	161	16.6
Corporate and Other	(27)	(54.0)	(12)	(36.4)	(73)	(53.3)	(49)	(44.1)
Total	174	7.0	375	24.6	(323)	(4.6)	1,002	22.3

Financial income (expense)

The following table presents the details of financial income and expenses:

($ in millions, unless otherwise stated)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Interest income	5	2	9	5
Interest expense	(100)	(55)	(308)	(149)
Total interest expense, net	(95)	(53)	(299)	(144)
Foreign exchange rate results	(4)	6	(18)	(162)
Extinguishment of debt	(6)	—	(32)	—
Change in fair value of the warrant liability	—	67	—	(30)
Miscellaneous financing costs/income, net	(10)	(4)	(8)	(19)
Total other financial income (expense)	(20)	69	(58)	(211)
Total	(115)	16	(357)	(355)

Q3 2016 compared to Q3 2015

Financial income (expense) was an expense of $115 million in the third quarter of 2016, compared to an income of $16 million in the third quarter of 2015. The change in financial income (expense) is primarily attributable to (i) the increase in interest expense, net, as a result of the debt that we assumed in the acquisition of Freescale, (ii) a $6 million loss on early extinguishment of debt due to certain financing activities completed during the quarter, (iii) a less favorable impact of foreign exchange rate results and the change in the warrant liability no longer needing to be marked-to-market, as beginning on January 1, 2016, as a result of the acquisition of Freescale, NXP concluded that the functional currency of the holding company was USD. With this change in functional currency, the U.S. dollar-denominated notes held by NXP no longer need to be re-measured, resulting in less foreign exchange rate results in our operations and the warrants were reclassified to stockholders’ equity, and mark-to-market accounting was no longer applicable.

YTD 2016 compared to YTD 2015

Financial income (expense) was an expense of $357 million in the first nine months of 2016, compared to an expense of $355 million in the first nine months of 2015. The change in financial income (expense) is primarily attributable to (i) the increase in interest expense, net, as a result of the debt that we assumed in the acquisition of Freescale, (ii) a $32 million loss on early extinguishment of debt due to certain financing activities completed during the first nine months of 2016, offset by (iii) a more favorable impact of foreign exchange rate results and the change in the warrant liability no longer needing to be marked-to-market, as beginning on January 1, 2016, as a result of the acquisition of Freescale, NXP concluded that the functional currency of the holding company was USD. With this change in functional currency, the U.S. dollar-denominated notes held by NXP no longer need to be re-measured, resulting in less foreign exchange rate results in our operations and the warrants were reclassified to stockholders’ equity, and mark-to-market accounting was no longer applicable.

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Benefit (provision) for income taxes

Q3 2016 compared to Q3 2015

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate and the mix of income and losses in various jurisdictions. Our effective tax rate for the third quarter of 2016 was a benefit of 75% (tax benefit related to profit before tax) compared with a provision of 4% for the third quarter of 2015 (tax expense related to profit before tax). The significant change in our effective tax rate was primarily due to the impact of purchase accounting as a result of the acquisition of Freescale, which resulted in significant amortization expense for acquired intangibles, additional depreciation expense as a result of the fair value adjustments on tangible assets and a significant impact to the mix of income and losses between jurisdictions. In addition, mainly the tax benefit from tax incentives represented a significantly higher percentage of earnings before tax for the first nine months of 2016 as compared to the first nine months of 2015.

YTD 2016 compared to YTD 2015

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate and the mix of income and losses in various jurisdictions. Our effective tax rate for the first nine months of 2016 was a benefit of 58% compared with a provision of 7% for the first nine months of 2015. The significant change in our effective tax rate was primarily due to the impact of purchase accounting as a result of the acquisition of Freescale, slightly offset by the impact of the inclusion of the operations of Freescale, which resulted in significant amortization expense for acquired intangibles, additional depreciation expense as a result of the fair value adjustments on tangible assets and a significant impact to the mix of income and losses between jurisdictions. In addition, the tax benefit from the reversal of $102 million of the valuation allowance against deferred tax assets represented a higher percentage of earnings before tax for the first nine months of 2016 as compared to the first nine months of 2015 ($17 million), and the tax expense associated with withholding taxes and transactions associated with internal restructurings resulting from the Freescale acquisition represented a higher percentage of earnings before tax for the first nine months of 2016 as compared to the first nine months of 2015.

Net income (loss)

The following table presents the composition of net income for the periods reported:

($ in millions, unless otherwise stated)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Operating income (loss)	174	375	(323)	1,002
Financial income (expense)	(115)	16	(357)	(355)
Benefit (provision) for income taxes	44	(15)	395	(44)
Result equity-accounted investees	5	3	7	7
Net income (loss)	108	379	(278)	610

Non-controlling interests

Q3 2016 compared to Q3 2015

Non-controlling interests are related to the third party share in the result of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $17 million in the third quarter of 2016, compared to a profit of $18 million in the third quarter of 2015.

YTD 2016 compared to YTD 2015

Non-controlling interests are related to the third party share in the result of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $42 million in the first nine months of 2016, compared to a profit of $56 million in the first nine months of 2015.

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Employees

As of October 2, 2016 we had approximately 41,000 full-time equivalent employees (as of December 31, 2015: approximately 44,000 full-time equivalent employees). The following table indicates the percentage of full-time equivalent employees per geographic area:

% as of	October 2, 2016	December 31, 2015
Europe and Africa	18	20
Americas	16	16
Greater China	27	27
Asia Pacific	39	37
Total	100	100

Liquidity and Capital Resources

We derive our liquidity and capital resources primarily from our cash flows from operations. We continue to generate strong positive operating cash flows. In 2015, we entered into a $600 million unsecured revolving credit facility (the “New RCF Agreement”). At October 2, 2016 we had $200 million of borrowings under the New RCF Agreement. As such, the remaining $400 million available under the New RCF Agreement represents a source of liquidity. On February 23, 2016, April 27, 2016 and August 1, 2016, we issued redemption notices for an aggregate principal amount of $200 million, $100 million and $200 million, respectively, of our $500 million outstanding 3.5% senior notes that were due in 2016. In addition, on August 1, 2016, we issued additional $500 million of 4.125% senior notes due 2021.

We currently use cash to fund operations, capital expenditures and for repurchases of our common stock. Based on past performance and current expectations, we believe that our current available sources of funds (including cash and cash equivalents, the New RCF Agreement, plus anticipated cash generated from operations) will be adequate to finance our operations, capital expenditures and stock repurchases for at least the next year.

Our capital expenditures were $258 million in the first nine months of 2016, compared to $249 million in the first nine months of 2015.

Our total debt amounted to $9,382 million as of October 2, 2016, an increase of $170 million from December 31, 2015 ($9,212 million).

At October 2, 2016 our cash balance was $1,569 million of which $275 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the third quarter of 2016, a dividend of $325 million (2015: $130 million) has been paid by SSMC.

Share Repurchases

During the nine month period ended October 2, 2016, we repurchased $1,218 million, or 14.9 million shares of our common stock pursuant to our share buyback program at a weighted average price of $81.62 per share.

Cash flows

Our cash and cash equivalents during the first nine months of 2016 decreased by $50 million as follows:

($ in millions, unless otherwise stated)	YTD 2016	YTD 2015
Net cash provided by (used for) operating activities	1,566	1,059
Net cash provided by (used for) investing activities	(470)	(353)
Net cash provided by (used for) financing activities	(1,146)	621
Net cash increase (decrease) in cash and cash equivalents	(50)	1,327

Cash Flow from Operating Activities

Cash provided by operating activities is net income (loss) adjusted for certain non-cash items and changes in assets and liabilities.

For the first nine months of 2016 compared to the first nine months of 2015, the $507 million increase in cash provided by operations was primarily due to the contribution of the acquired Freescale businesses. The adjustments to net income (loss) were higher due to

[-10]

higher depreciation and amortization, and higher stock-based compensation expense offset by the change in deferred taxes and the warrants no longer requiring a mark-to-market adjustment. Each of these adjustments were more significant in the first nine months of 2016 when compared to the same period in 2015 as a result of the acquisition of Freescale.

Changes in assets and liabilities as of October 2, 2016, compared to December 31, 2015, were primarily driven by a decrease in inventories due to the impact of purchase accounting on inventory in the first quarter of 2016 offset by (1) an increase in receivables and other current assets due to the increase in revenue and the linearity of billings and (2) a decrease in accounts payable and accrued liabilities due to a decrease in the accruals for variable compensation, certain payroll tax liabilities, interest payable, restructuring accruals and a reduction in trade accounts payable due to timing.

Cash Flow from Investing Activities

Investing cash flows consist primarily of capital expenditures, cash used for acquisitions and proceeds from divestitures.

Cash used for investing activities was higher for the first nine months of 2016 compared to the first nine months of 2015. Cash used for investing activities increased primarily due to the acquisition of a business during the third quarter of 2016.

Cash Flow from Financing Activities

Financing cash flows consist primarily of repurchases of common stock, issuance and repayment of short-term and long-term debt, and proceeds from the exercise of stock options.

Cash was used for financing activities in the first nine months of 2016 compared to cash being provided for the first nine months of 2015, primarily due to net repayment of long-term debt, higher levels of treasury stock transactions in addition to the dividend paid to non-controlling interests in the third quarter of 2016, slightly offset by the amounts drawn under the revolving credit facility.

YTD 2016 Financing Activities

2020 Term Loan

On September 22, 2016, NXP entered into a new $1,440 million aggregate principal amount Senior Secured Term Loan Facility due December 7, 2020. Concurrently, NXP called the $1,440 million principal amount Senior Secured Term Loan Facility due December 7, 2020.

2022 Senior Unsecured Notes

On August 11, 2016, NXP B.V., together with NXP Funding LLC, issued U.S. dollar-denominated 3.875% Senior Unsecured Notes with an aggregate principal amount of $1,000 million, due September 1, 2022. The interest is payable semi-annually on March 1 and September 1 of each year, beginning on March 1, 2017. The Notes were issued at par and were recorded at their fair value of $1,000 million on the accompanying condensed consolidated balance sheet. NXP used the net proceeds from the offering of the Notes to redeem the remaining $960 million aggregate principal amount of its outstanding senior secured notes due 2022 and to pay for certain costs and expenses related thereto.

2021 Additional Senior Unsecured Notes

On August 1, 2016, NXP B.V., together with NXP Funding LLC, issued an aggregate principal amount of $500 million of 4.125% senior notes due 2021 (the “Additional Notes”). The Additional Notes were issued at a price of 101.875% and are of the same class as the existing 4.125% senior notes due 2021 originally issued on May 23, 2016. NXP used the net proceeds from the offering of the Additional Notes to repay $200 million aggregate principal amount of its outstanding senior notes due 2016 and used the remainder of the proceeds for general corporate purposes.

2021 and 2023 Senior Unsecured Notes

On May 23, 2016, NXP B.V. together with NXP Funding LLC issued U.S. dollar-denominated 4.125% and 4.625% Senior Unsecured Notes with aggregate principal amounts of $850 million, due June 1, 2021 and $900 million, due June 1, 2023. The interest is payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2016. The Notes were issued at par and were recorded at their fair value of $850 million and $900 million, respectively, on the accompanying condensed consolidated balance sheet. NXP used the net proceeds from the offering of the Notes and cash on hand to repay $1,250 million aggregate principal amount of its existing secured term loan B due 2020 and $500 million aggregate principal amount of its outstanding senior secured notes due 2021.

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2016 Senior Unsecured Notes

On February 23, April 27 and August 1, 2016, NXP B.V., together with NXP Funding LLC, issued redemption notices for an aggregate principal amount of $200 million, $100 million and $200 million, respectively, of its $500 million outstanding 3.5% senior notes due 2016. The funds from this redemption came from available surplus cash.

A loss of $32 million relative to the early extinguishment of debt was recognized in relation to the aforementioned financing activities.

Warrants

At the time of the issuance of the 2019 Cash Convertible Senior Notes, NXP entered into separate warrant transactions with various parties for the purchase of up to 11.18 million shares of NXP’s common stock at a price of $133.32 per share. NXP received $134 million in cash proceeds from the sale of the Warrants, which was recorded in other non-current liabilities. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Consequently, beginning from January 1, 2016, the warrants with a carrying value of $168 million were reclassified to stockholders’ equity, and mark-to-market accounting is no longer applicable. The warrants are included in diluted earnings per share to the extent the impact is dilutive.

YTD 2015 Financing Activities

2020 and 2022 Senior Unsecured Notes

On June 9, 2015, NXP B.V. together with NXP Funding LLC issued U.S. dollar-denominated 4.125% and 4.625% Senior Unsecured Notes with aggregate principal amounts of $600 million, due June 15, 2020 and $400 million, due June 15, 2022. The interest is payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2015. The Notes were issued at par and were recorded at their fair value of $600 million and $400 million, respectively, on the accompanying condensed consolidated balance sheet.

Contractual Obligations

During the first nine months of 2016, our contractual obligations decreased by $252 million resulting from normal business operations.

Off-balance Sheet Arrangements

At the end of the third quarter of 2016, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

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Condensed consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Revenue	2,469	1,522	7,058	4,495
Cost of revenue	(1,285)	(782)	(4,178)	(2,327)
Gross profit	1,184	740	2,880	2,168
Research and development	(379)	(178)	(1,198)	(572)
Selling, general and administrative	(270)	(162)	(849)	(509)
Amortization of acquisition-related intangible assets	(361)	(29)	(1,164)	(90)
Other income (expense)	—	4	8	5
Operating income (loss)	174	375	(323)	1,002
Financial income (expense):
Extinguishment of debt	(6)	—	(32)	—
Other financial income (expense)	(109)	16	(325)	(355)
Income (loss) before income taxes	59	391	(680)	647
Benefit (provision) for income taxes	44	(15)	395	(44)
Results relating to equity-accounted investees	5	3	7	7
Net income (loss)	108	379	(278)	610
Less: Net income (loss) attributable to non-controlling Interests	17	18	42	56
Net income (loss) attributable to stockholders	91	361	(320)	554
Earnings per share data:
Net income (loss) per common share attributable to Stockholders in $
- Basic	0.27	1.56	(0.94)	2.38
- Diluted	0.26	1.49	(0.94)	2.28
Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	335,858	231,545	339,686	232,457
- Diluted	344,365	242,122	339,686	242,905

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-13]

Condensed consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Net income (loss)	108	379	(278)	610
Other comprehensive income (loss), net of tax:
Change in net investment hedge	—	8	—	(150)
Change in fair value cash flow hedges	(2)	(1)	3	0
Change in foreign currency translation adjustment	13	(14)	26	120
Change in net actuarial gain (loss)	19	(1)	21	8
Change in unrealized gains/losses available-for-sale securities	1	1	1	3
Total other comprehensive income (loss)	31	(7)	51	(19)
Total comprehensive income (loss)	139	372	(227)	591
Less: Comprehensive income (loss) attributable to non-controlling interests	17	18	42	56
Total comprehensive income (loss) attributable to stockholders	122	354	(269)	535

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-14]

Condensed consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	October 2, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	1,569	1,614
Accounts receivable, net	1,157	1,047
Assets held for sale	1,092	15
Inventories, net	1,141	1,879
Other current assets	244	257
Total current assets	5,203	4,812
Non-current assets:
Other non-current assets	657	602
Property, plant and equipment, net of accumulated depreciation of $2,217 and $2,583	2,366	2,922
Identified intangible assets, net of accumulated amortization of $1,857 and $1,188	7,656	8,790
Goodwill	8,910	9,228
Total non-current assets	19,589	21,542
Total assets	24,792	26,354
Liabilities and equity
Current liabilities:
Accounts payable	889	1,014
Liabilities held for sale	182	—
Restructuring liabilities-current	159	197
Accrued liabilities	712	781
Short-term debt	621	556
Total current liabilities	2,563	2,548
Non-current liabilities:
Long-term debt	8,761	8,656
Restructuring liabilities	28	43
Deferred tax liabilities	1,810	2,293
Other non-current liabilities	876	1,011
Total non-current liabilities	11,475	12,003
Equity:
Non-controlling interests	204	288
Stockholders’ equity:
Preferred stock, par value €0.20 per share:
- Authorized: 645,754,500 shares (2015: 645,754,500 shares)
- issued: none
Common stock, par value €0.20 per share:
- Authorized: 430,503,000 shares (2015: 430,503,000 shares)
- Issued and fully paid: 346,002,862 shares (2015: 346,002,862 shares)	71	68
Capital in excess of par value	15,573	15,150
Treasury shares, at cost:
- 12,539,156 shares (2015: 3,998,982 shares)	(1,044)	(342)
Accumulated other comprehensive income (loss)	232	181
Accumulated deficit	(4,282)	(3,542)
Total Stockholders’ equity	10,550	11,515
Total equity	10,754	11,803
Total liabilities and equity	24,792	26,354

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-15]

Condensed consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Cash flows from operating activities:
Net income (loss)	108	379	(278)	610
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	526	94	1,675	287
Share-based compensation	77	34	256	105
Excess tax benefits from share-based compensation plans	(1)	—	(5)	—
Change in fair value of warrant liability	—	(67)	—	30
Amortization of discount on debt	9	9	24	28
Amortization of debt issuance costs	3	—	12	—
Net gain (loss) on sale of assets	—	(4)	(11)	(5)
Loss on extinguishment of debt	6	—	32	—
Results relating to equity-accounted investees	(5)	(3)	(7)	(7)
Changes in deferred taxes	(64)	4	(456)	6
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(57)	(96)	(118)	(149)
(Increase) decrease in inventories	57	(5)	544	(72)
Increase (decrease) in accounts payable and accrued liabilities	50	(5)	(117)	32
Decrease (increase) in other non-current assets	(4)	1	(1)	21
Exchange differences	4	(6)	18	162
Other items	9	5	(2)	11
Net cash provided by (used for) operating activities	718	340	1,566	1,059
Cash flows from investing activities:
Purchase of identified intangible assets	(9)	(1)	(34)	(7)
Capital expenditures on property, plant and equipment	(99)	(78)	(258)	(249)
Proceeds from disposals of property, plant and equipment	1	4	1	6
Purchase of interests in businesses, net of cash acquired	(200)	—	(202)	(105)
Proceeds from sale of interests in businesses	2	—	20	1
Proceeds from return of equity investment	—	—	—	1
Other	—	(1)	3	—
Net cash provided by (used for) investing activities	(305)	(76)	(470)	(353)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	(1)	(6)	(1)
Amounts drawn under the revolving credit facility	200	—	200	—
Repurchase of long-term debt	(1,219)	—	(3,295)	—
Principal payments on long-term debt	(7)	(6)	(29)	(24)
Proceeds from the issuance of long-term debt	1,509	—	3,259	1,000
Cash paid for debt issuance costs	(12)	—	(26)	(10)
Dividends paid to non-controlling interests	(126)	(51)	(126)	(51)
Cash proceeds from exercise of stock options	18	8	90	33
Purchase of treasury shares	(555)	(158)	(1,218)	(324)
Hold-back payments on prior acquisitions	—	—	—	(2)
Excess tax benefits from share-based compensation plans	1	—	5	—
Net cash provided by (used for) financing activities	(191)	(208)	(1,146)	621
Effect of changes in exchange rates on cash positions	12	1	5	(20)
Increase (decrease) in cash and cash equivalents	234	57	(45)	1,307
Cash and cash equivalents at beginning of period	1,335	2,435	1,614	1,185
Cash and cash equivalents at end of period	1,569	2,492	1,569	2,492

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-16]

Condensed consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

Cash Flow Information

	For the three months ended		For the nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Supplemental disclosures to the condensed consolidated cash flows
Net cash paid during the period for:
Interest	57	42	239	109
Income taxes	19	7	51	21

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-17]

Condensed consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Stockholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2015	342,003	68	15,150	(342)	181	(3,542)	11,515	288	11,803
Net income (loss)						(320)	(320)	42	(278)
Other comprehensive income					51		51		51
Reclassification of Warrants			168				168		168
Share-based compensation plans			253				253		253
Excess tax benefits from share-based compensation plans			5				5		5
Treasury shares	(14,931)			(1,218)			(1,218)		(1,218)
Shares issued pursuant to stock awards	6,391			516		(420)	96		96
Dividends non-controlling interests								(126)	(126)
Other		3	(3)				—		—
Balance as of October 2, 2016	333,463	71	15,573	(1,044)	232	(4,282)	10,550	204	10,754

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-18]

NXP SEMICONDUCTORS N.V.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

All amounts in millions of $ unless otherwise stated

1 Basis of Presentation

We prepared our interim condensed consolidated financial statements that accompany these notes in conformity with U.S. generally accepted accounting principles, consistent in all material respects with those applied in our Annual Report on Form 20-F for the year ended December 31, 2015.

We have made estimates and judgments affecting the amounts reported in our consolidated condensed financial statements and the accompanying notes. The actual results that we experience may differ materially from our estimates. The interim financial information is unaudited, but reflects all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented. This interim information should be read in conjunction with the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2015.

2 Recent Accounting Pronouncements

Accounting standards adopted in 2016

In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The new standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued ASU No. 2015-15, Interest - Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, which clarified that debt issuance costs related to line-of-credit arrangements can be presented in the balance sheet as an asset and amortized over the term of the line-of-credit arrangement. We made the determination to early adopt these standards as of December 31, 2015 with retroactive application. The adoption of these standards did not have a significant impact on our financial position or results of operations.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. Under this standard, if a cloud computing arrangement includes a software license, the software license element of the arrangement should be accounted for consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. The new standard became effective for us on January 1, 2016. The adoption of this standard did not have a significant impact on our financial position or results of operations.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The new standard requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined and sets forth new disclosure requirements related to the adjustments. The new standard became effective for us on January 1, 2016. The adoption of this standard did not have a significant impact on our financial position or results of operations.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740), which changes how deferred taxes are classified on our balance sheets and is effective for financial statements issued for annual periods beginning after December 15, 2016, with early adoption permitted. ASU 2015-17 requires all deferred tax assets and liabilities to be classified as non-current. The Company adopted this standard as of January 1, 2016 with retrospective application. The adoption of this standard did not have a significant impact on our financial position.

Recently issued accounting standards

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of the new standard from January 1, 2017 to January 1, 2018. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. We are currently evaluating the method of adoption and the potential impact that Topic 606 may have on our financial position and results of operations.

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In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). The new standard requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The new standard will be effective for us on January 1, 2018. The expected adoption method of ASU 2016-01 is being evaluated by the Company and the adoption is not expected to have a significant impact on our financial position or results of operations.

In February, 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. The new standard will be effective for us on January 1, 2019 with early adoption permitted. We are currently evaluating the potential impact that Topic 842 may have on our financial position and results of operations.

In March, 2016 the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. The new standard requires the recognition of the income tax effects of awards in the income statement when the awards vest or are settled, thus eliminating additional paid in capital pools. The standard also allows for the employer to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting. In addition, the ASU allows for a policy election to account for forfeitures as they occur rather than on an estimated basis. The new standard will be effective for us on January 1 2017 with early adoption permitted. We are currently evaluating the potential impact that Topic 718 may have on our financial position and results of operations.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients and ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting. These amendments provide additional clarification and implementation guidance on the previously issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606).

The amendments in ASU 2016-08 clarify how an entity should identify the specified good or service for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. ASU 2016-11 rescinds several SEC Staff Announcements that are codified in Topic 605, including, among other items, guidance relating to accounting for consideration given by a vendor to a customer, as well as accounting for shipping and handling fees and freight services. ASU 2016-12 provides clarification to Topic 606 on how to assess collectability, present sales tax, treat noncash consideration, and account for completed and modified contracts at the time of transition. In addition, ASU 2016-12 clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption. The effective date and transition requirements for these amendments are the same as the effective date and transition requirements of ASU 2014-09, which is effective for fiscal years, and for interim periods within those years, beginning after December 15, 2017. We are currently evaluating the potential impact that these ASU’s may have on our financial position and results of operations.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash flow, and other Topics. ASU 2016-15 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

[-20]

3 Acquisitions and Divestments

On December 7, 2015, we acquired Freescale for a purchase price of $11,639 million. Under the terms of the merger agreement, each holder of Freescale common shares received (i) 0.3521 of an NXP ordinary share and (ii) $6.25 in cash per such common share.

The total purchase price amounts to $11,639 million and consisted of the following:

Cash payment of $6.25 per Freescale common share	1,948
Total value of NXP ordinary shares delivered	9,449
Value of NXP restricted share units delivered to holders of Freescale restricted share units and performance-based restricted share units	157
Value of NXP stock options delivered to holders of Freescale stock options	85
Total purchase price		11,639

The total purchase price has been preliminarily allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the merger, December 7, 2015. The fair value of acquired tangible and identified intangible assets is determined based on inputs that are unobservable and significant to the overall fair value measurement. As such, acquired tangible and identified intangible assets are classified as Level 3 assets. During the nine month period ended October 2, 2016, we made certain adjustments to the preliminary allocation of the purchase price. A decrease of $33 million was recorded to deferred taxes, an increase of $3 million was recorded to accounts payable, accrued liabilities and other current liabilities, a decrease of $5 million was recorded to inventories with a corresponding net decrease of $25 million recorded to goodwill. The measurement period still remains open pending the completion of valuation procedures related to the acquired assets and assumed liabilities, primarily in the areas of in-process research and development (including any income tax effects) and deferred taxes. As we obtain additional information, we may further revise our preliminary purchase price allocation during the remainder of the measurement period (which will not exceed 12 months from the acquisition date). Any such revisions or changes may be material.

The identified intangible assets consist of existing technology and platform technology, IPR&D, order backlog, trade name and customer relationships. The estimated useful lives range between one year and nineteen years.

The revised preliminary allocation of the purchase price is as follows:

Total purchase price		11,639
Estimated fair value of net tangible assets acquired and liabilities assumed:
Cash and cash equivalents	427
Accounts receivable, net	511
Inventories, net	1,280
Other current assets	93
Property, plant and equipment	1,827
Other non-current assets	64
Accounts payable, accrued liabilities and other current liabilities	(714)
Deferred taxes	(2,292)
Other long-term liabilities	(329)
Long-term debt	(5,091)
Net tangible assets acquired and liabilities assumed		(4,224)

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Estimated fair value (and estimated useful lives) of identified intangible assets acquired:

Customer relationships (included in customer-related) (19 years)	764
Developed technology (included in technology-based) (5 years)	5,371
Sales order backlog (included in marketing-related) (1 year)	190
Trade name (included in marketing-related) (5 years)	81
In-process research and development *	2,017
Other	41
Identified intangible assets acquired		8,464
Estimated goodwill		7,399

*

Acquired IPR&D is an intangible asset classified as an indefinite lived asset until the completion or abandonment of the associated research and development effort. IPR&D will be amortized over an estimated useful life to be determined at the date the associated research and development effort is completed, or expensed immediately when, and if, the project is abandoned. Acquired IPR&D is not amortized during the period that it is considered indefinite lived, but rather is subject to annual testing for impairment or when there are indicators for impairment.

Goodwill is primarily attributable to the anticipated synergies and economies of scale expected from the operations of the combined company and to the assembled workforce of Freescale. All of the goodwill has been allocated to NXP’s HPMS segment. Goodwill is not deductible for income tax purposes.

There were no material divestments during the first nine months of 2016. On August 8, 2016, we acquired a business for $200 million. The total purchase price has been preliminarily allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The measurement period still remains open pending the completion of valuation procedures related to the acquired assets and assumed liabilities.

4 Assets Held for Sale

On June 14, 2016, NXP announced an agreement to divest its Standard Products (“SP”) business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). Under the terms of the agreement the consortium will pay approximately $2.75 billion for the business. The transaction is expected to close in the first quarter of 2017, pending all required regulatory approvals and employee representative consultations. In view of the expected closing date in the first quarter of 2017, the SP business segment met the criteria to be classified as held for sale. The divestiture will result in a gain for NXP. The results of the SP business segment are consolidated in the reportable segment SP.

The SP business segment presentation as held for sale does not meet the criteria to be classified as discontinued operation at October 2, 2016 primarily due to the disposal of this business segment not representing a strategic shift that will have a major effect on the Company’s operations and financial results.

The following table summarizes the carrying value of assets and liabilities held for sale which is primarily relative to the SP business:

October 2, 2016
Trade accounts receivable, net	2
Other assets	27
Inventories, net	213
Property, plant and equipment, net	367
Identified intangible assets, net	140
Goodwill	343
Assets held for sale	1,092
Trade accounts payable	(96)
Accrued and other liabilities	(86)
Liabilities held for sale	(182)

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5 Identified Intangible Assets

Identified intangible assets as of October 2, 2016 and December 31, 2015 respectively were composed of the following:

	October 2, 2016		December 31, 2015
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
IPR&D 1)	1,483	—	2,016	—
Marketing-related	142	(43)	119	(18)
Customer-related	1,157	(285)	1,287	(224)
Technology-based	6,592	(1,423)	6,410	(841)
	9,374	(1,751)	9,832	(1,083)
Software	139	(106)	146	(105)
Identified intangible assets	9,513	(1,857)	9,978	(1,188)

1)

IPR&D is not subject to amortization until completion or abandonment of the associated research and development effort. The IPR&D acquired in the acquisition of Freescale encompasses a broad technology portfolio of product innovations. As of October 2, 2016 we are still obtaining information relative to the percent complete and remaining costs to complete for each project.

The estimated amortization expense for these identified intangible assets, excluding software, for each of the five succeeding years is:

2016 (remaining)	336
2017	1,518
2018	1,505
2019	1,446
2020	1,196

All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of identified intangibles is 6 years as of October 2, 2016 (December 31, 2015: 7 years).

6 Supplemental Financial Information

Statement of Operations Information:

Depreciation, amortization and impairment

	For the three months ended		For the nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Depreciation of property, plant and equipment	146	58	460	173
Amortization of internal use software	6	7	19	20
Amortization of other identified intangible assets (*)	374	29	1,196	94
Total	526	94	1,675	287

(*)

Includes impairment charges relative to IPR&D, which was acquired as part of the acquisition of Freescale of $0 and $89 million for the three and nine month periods ending October 2, 2016, respectively.

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Financial income and expense

($ in millions, unless otherwise stated)	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Interest income	5	2	9	5
Interest expense	(100)	(55)	(308)	(149)
Total interest expense, net	(95)	(53)	(299)	(144)
Foreign exchange rate results	(4)	6	(18)	(162)
Extinguishment of debt	(6)	—	(32)	—
Change in fair value of the warrant liability	—	67	—	(30)
Miscellaneous financing costs/income, net	(10)	(4)	(8)	(19)
Total other financial income (expense)	(20)	69	(58)	(211)
Total	(115)	16	(357)	(355)

Earnings per share

The computation of earnings per share (EPS) is presented in the following table:

($ in millions, unless otherwise stated)	For the three months ended		For the nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Net income (loss)	108	379	(278)	610
Less: net income (loss) attributable to non-controlling interests	17	18	42	56
Net income (loss) attributable to stockholders	91	361	(320)	554
Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	335,858	231,545	339,686	232,457
Plus incremental shares from assumed conversion of:
Options 1)	5,369	5,971	—	6,328
Restricted Share Units, Performance Share Units and Equity Rights 2)	3,138	4,606	—	4,120
Warrants 3)	—	—	—	—
Dilutive potential common share	8,507	10,577	—	10,448
Adjusted weighted average number of share outstanding (after deduction of treasury shares) during the year (in thousands)	344,365	242,122	339,686	242,905
EPS attributable to stockholders in $:
Basic net income (loss)	0.27	1.56	(0.94)	2.38
Diluted net income (loss)	0.26	1.49	(0.94)	2.28

1)

Stock options to purchase up to 1.5 million shares of NXP’s common stock that were outstanding in Q3 2016 (Q3 2015: 0.2 million shares) and stock options to purchase up to 2.5 million shares of NXP’s common stock that were outstanding YTD 2016 (YTD 2015: 0.2 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common stock or the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and exercise prices was greater than the weighted average number of shares underlying outstanding stock options. In addition, stock options to purchase up to 7.8 million shares of NXP’s common stock that were outstanding YTD 2016 (YTD 2015: nil) were not included in the computation of diluted EPS because a net loss was incurred in YTD 2016.

2)

Unvested RSU’s, PSU’s and equity rights of 0.4 million shares that were outstanding in Q3 2016 (Q3 2015: 0.3 million shares) and unvested RSU’s, PSU’s and equity rights of 0.4 million shares YTD 2016 (YTD 2015: 0.3 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense was greater than the weighted average number of outstanding unvested RSU’s, PSU’s and equity rights or the performance goal has not been met yet. In addition unvested RSU’s, PSU’s and equity rights of 6.7 million shares YTD 2016 (YTD 2015: nil) were not included in the computation of diluted EPS because a net loss was incurred in YTD 2016

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3)

Warrants to purchase up to 11.2 million shares of NXP’s common stock at a price of $133.32 per share were outstanding in Q3 and YTD 2016 (Q3 and YTD 2015: 11.2 million shares at a price of $133.32). Upon exercise, the warrants will be net share settled. At the end of Q3 and YTD 2016 the warrants were not included in the computation of diluted EPS because the warrants exercise price was greater than the average fair market value of the common shares. (As a net loss was incurred in Q3 and YTD, 2016, the warrants were not included in the Q3 and YTD 2016 computation of diluted EPS).

Balance Sheet Information

Cash and cash equivalents

At October 2, 2016 and December 31, 2015, our cash balance was $1,569 million and $1,614 million, respectively, of which $275 million and $485 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the third quarter of 2016, a dividend of $325 million (Q3 2015: $130 million), which was declared in June, has been paid by SSMC in July 2016.

Inventories

Inventories are summarized as follows:

	October 2, 2016	December 31, 2015
Raw materials	51	66
Work in process	867	1,376
Finished goods	223	437
	1,141	1,879

The portion of finished goods stored at customer locations under consignment amounted to $55 million as of October 2, 2016 (December 31, 2015: $69 million).

The amounts recorded above are net of allowance for obsolescence of $87 million as of October 2, 2016 (December 31, 2015: $84 million).

Accumulated other comprehensive income (loss)

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Net investment hedge	Currency translation differences	Change in fair value cash flow hedges	Net actuarial gain/(losses)	Unrealized gains/losses available-for-sale securities	Accumulated Other Comprehensive Income (loss)
As of December 31, 2015	(521)	758	(2)	(54)	—	181
Reclassification	521	(521)	—	—	—	—
Other comprehensive income (loss) before reclassifications	—	26	3	31	1	61
Amounts reclassified out of accumulated other comprehensive income (loss)	—	—	—	—	—	—
Tax effects	—	—	—	(10)	—	(10)
Other comprehensive income (loss)	—	26	3	21	1	51
As of October 2, 2016	—	263	1	(33)	1	232

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7 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

		October 2, 2016		December 31, 2015
	Fair value hierarchy (1)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Notes hedge	2	304	304	241	241
Other financial assets	2	35	35	47	47
Derivative instruments – assets	2	3	3	2	2
Liabilities:
Short-term debt	2	(15)	(15)	(22)	(22)
Short-term debt (bonds)	2	(606)	(607)	(534)	(535)
Long-term debt (bonds)	2	(7,753)	(8,055)	(7,669)	(7,723)
2019 Cash Convertible Senior Notes	2	(1,004)	(1,318)	(972)	(1,260)
Other long-term debt	2	(4)	(4)	(15)	(15)
Notes Embedded Conversion Derivative	2	(304)	(304)	(241)	(241)
Warrants	2	—	—	(168)	(168)
Derivative instruments – liabilities	2	(5)	(5)	(4)	(4)

(1)	Transfers between the levels of fair value hierarchy are recognized when a change in circumstances would require it. There were no transfers during the reporting periods presented in the table above.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivatives

For other financial assets and derivatives the fair value is based upon significant other observable inputs depending on the nature of the other financial asset and derivative.

Notes hedges

The Notes hedges are measured at fair value using level 2 inputs. The instrument is not actively traded and is valued using an option pricing model that uses observable market data for all inputs, such as implied volatility of NXP’s common stock, risk-free interest rate and other factors.

Debt

The fair value is estimated on the basis of observable inputs other than quoted market prices in active markets for identical liabilities for certain issues, or on the basis of discounted cash flow analyses. Accrued interest is included under accrued liabilities and not within the carrying amount or estimated fair value of debt.

Notes Embedded Conversion Derivative

The Notes Embedded Conversion Derivative is measured at fair value using level 2 inputs. This instrument is not actively traded and is valued using an option pricing model that uses observable market data for all inputs, such as implied volatility of NXP’s common stock, risk-free interest rate and other factors.

Warrants

At the time of the issuance of the 2019 Cash Convertible Senior Notes, NXP entered into separate warrant transactions with various parties for the purchase of up to 11.18 million shares of NXP’s common stock at a price of $133.32 per share in a private placement. The warrants expire on various dates from March 2, 2020, through April 30, 2020, and will be net share settled. NXP received $134 million in cash proceeds from the sale of the Warrants, which was recorded in other non-current liabilities. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Consequently, beginning from January 1, 2016, the warrants with a carrying value of $168 million were reclassified to stockholders’ equity, and

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mark-to-market accounting is no longer applicable. The warrants are included in diluted earnings per share to the extent the impact is dilutive. As of October 2, 2016, the warrants were not dilutive.

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable equity method and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

8 Debt

Short-term debt

	October 2, 2016	December 31, 2015
Short-term bank borrowings	—	6
Current portion of long-term debt (*)	621	550
Total	621	556

(*)	Net of adjustment for debt issuance costs.

Long-term debt

The following table summarizes the outstanding long-term debt as of October 2, 2016 and December 31, 2015:

		October 2, 2016		December 31, 2015
	Maturities	Amount	Effective rate	Amount	Effective rate
Floating-rate term loan	Mar, 2017	389	2.838	392	2.750
Floating-rate term loan	Jan, 2020	388	3.338	391	3.250
Floating-rate term loan	Dec, 2020	1,440	3.405	2,700	3.750
Fixed-rate 3.5% senior unsecured notes	Sep, 2016	—	3.500	500	3.500
Fixed-rate 3.75% senior unsecured notes	Jun, 2018	750	3.750	750	3.750
Fixed-rate 4.125% senior unsecured notes	Jun, 2020	600	4.125	600	4.125
Fixed-rate 4.125% senior unsecured notes	Jun, 2021	1,350	4.125	—	—
Fixed-rate 5.75% senior unsecured notes	Feb, 2021	500	5.750	500	5.750
Fixed-rate 5% senior secured notes	May, 2021	—	5.000	500	5.000
Fixed-rate 3.875% senior unsecured notes	Sep, 2022	1,000	3.875	—	—
Fixed-rate 6% senior secured notes	Jan, 2022	—	6.000	960	6.000
Fixed-rate 4.625% senior unsecured notes	Jun, 2022	400	4.625	400	4.625
Fixed-rate 5.75% senior unsecured notes	Mar, 2023	500	5.750	500	5.750
Fixed-rate 4.625% senior unsecured notes	Jun, 2023	900	4.625	—	—
Fixed-rate 1% cash convertible notes	Dec, 2019	1,150	1.000	1,150	1.000
Floating-rate revolving credit facility	Dec, 2020	200	2.452	—	—
Total principal		9,567		9,343
Liabilities arising from capital lease transactions		19		31
Unamortized discounts, premiums and debt issuance costs		(58)		(71)
Hedge accounting fair value adjustments on cash convertible notes		(146)		(178)
Step-up senior secured notes FSL		—		81
Total debt, including unamortized discounts, premiums, debt issuance costs and fair value adjustments		9,382		9,206
Current portion of long-term debt		(621)		(550)
Long-term debt		8,761		8,656

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YTD 2016 Financing Activities

2020 Term Loan

On September 22, 2016, NXP entered into a new $1,440 million aggregate principal amount Senior Secured Term Loan Facility due December 7, 2020. Concurrently, NXP called the $1,440 million principal amount Senior Secured Term Loan Facility due December 7, 2020.

2022 Senior Unsecured Notes

On August 11, 2016, NXP B.V., together with NXP Funding LLC, issued U.S. dollar-denominated 3.875% Senior Unsecured Notes with an aggregate principal amount of $1,000 million, due September 1, 2022. The interest is payable semi-annually on March 1 and September 1 of each year, beginning on March 1, 2017. The Notes were issued at par and were recorded at their fair value of $1,000 million on the accompanying condensed consolidated balance sheet. NXP used the net proceeds from the offering of the Notes to redeem the remaining $960 million aggregate principal amount of its outstanding senior secured notes due 2022 and to pay for certain costs and expenses related thereto.

2021 Additional Senior Unsecured Notes

On August 1, 2016, NXP B.V., together with NXP Funding LLC, issued an aggregate principal amount of $500 million of 4.125% senior notes due 2021 (the “Additional Notes”). The Additional Notes were issued at a price of 101.875% and are of the same class as the existing 4.125% senior notes due 2021 originally issued on May 23, 2016. NXP used the net proceeds from the offering of the Additional Notes to repay $200 million aggregate principal amount of its outstanding senior notes due 2016 and used the remainder of the proceeds for general corporate purposes.

2021 and 2023 Senior Unsecured Notes

On May 23, 2016, NXP B.V. together with NXP Funding LLC issued U.S. dollar-denominated 4.125% and 4.625% Senior Unsecured Notes with aggregate principal amounts of $850 million, due June 1, 2021 and $900 million, due June 1, 2023. The interest is payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2016. The Notes were issued at par and were recorded at their fair value of $850 million and $900 million, respectively, on the accompanying condensed consolidated balance sheet. NXP used the net proceeds from the offering of the Notes and cash on hand to repay $1,250 million aggregate principal amount of its existing secured term loan B due 2020 and $500 million aggregate principal amount of its outstanding senior secured notes due 2021.

2016 Senior Unsecured Notes

On February 23, April 27 and August 1, 2016, NXP B.V., together with NXP Funding LLC, issued redemption notices for an aggregate principal amount of $200 million, $100 million and $200 million, respectively, of its $500 million outstanding 3.5% senior notes due 2016. The funds from this redemption came from available surplus cash.

Warrants

At the time of the issuance of the 2019 Cash Convertible Senior Notes, NXP entered into separate warrant transactions with various parties for the purchase of up to 11.18 million shares of NXP’s common stock at a price of $133.32 per share. NXP received $134 million in cash proceeds from the sale of the Warrants, which was recorded in other non-current liabilities. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Consequently, beginning from January 1, 2016, the warrants with a carrying value of $168 million were reclassified to stockholders’ equity, and mark-to-market accounting is no longer applicable. The warrants are included in diluted earnings per share to the extent the impact is dilutive.

Certain terms and Covenants of the U.S. dollar-denominated notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. With respect to the Term Loans, the Company is required to repay $22 million annually.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock

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of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger. The Company has been in compliance with any such indentures and financing covenants as of October 2, 2016.

Certain portions of long-term and short-term debt as of October 2, 2016 in the principal amount of $2,417 million (December 31, 2015: $4,943 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

Each series of the Senior Unsecured Notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company's current and future material wholly owned subsidiaries ("Guarantors").

Pursuant to various security documents related to the above mentioned term loans and the $600 million committed new revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)

all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

(b)	all present and future intercompany debt of the Company and each Guarantor;
(c)

all of the present and future property and assets, real and personal, of the Company, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

(d)	all proceeds and products of the property and assets described above.

Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•	if the cost of providing security is not proportionate to the benefit accruing to the holders; and
•	if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and
•

if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, "thin capitalization" rules or similar matters or providing security would be outside the applicable pledgor's capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles; and

•

if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•

if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then the Company or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

9 Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to a variety of matters such as contractual disputes, personal injury claims, employee grievances and intellectual property litigation. In addition, our acquisitions, divestments and financial transactions sometimes result in, or are followed by, claims or litigation. Although the ultimate disposition of asserted claims cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our consolidated statement of operations for a particular period. The Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated.

Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need

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to be adjusted. Based on the procedures described above, the Company has an aggregate amount of $22 million accrued for legal proceedings pending as of October 2, 2016, consistent with the amount accrued for at December 31, 2015. The accruals are included in “Accrued liabilities” and “Other non-current liabilities”. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses, but historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

The Company also estimates the aggregate range of reasonably possible losses in excess of the amount accrued based on currently available information for those cases for which such estimate can be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at October 2, 2016, the Company believes that for all litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and $125 million.

Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling our products. The resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party’s intellectual property rights that could require one-time license fees or ongoing royalties, require us to make material changes to our products and/or manufacturing processes, require us to cross-license certain of our patents and other intellectual property and/or prohibit us from manufacturing or selling one or more products in certain jurisdictions, which could adversely impact our operating results in future periods.

In addition, the Company is currently assisting Motorola in the defense of eight personal injury lawsuits due to indemnity obligations included in the agreement that separated Freescale from Motorola in 2004. The multi-plaintiff lawsuits are pending in the Circuit Court of Cook County, Illinois. These claims allege a link between working in semiconductor manufacturing clean room facilities and birth defects in 56 individuals. The eight suits allege exposures that occurred between 1965 and 2006. Each suit seeks an unspecified amount of damages in compensation for the alleged injuries; however, legal counsel representing the plaintiffs has indicated they will seek substantial compensatory and punitive damages from Motorola for the entire inventory of claims which, if proven and recovered, the Company considers to be material. A portion of any indemnity due to Motorola will be reimbursed to NXP if Motorola receives an indemnification payment from its insurance coverage. Motorola has denied liability for these alleged injuries based on numerous defenses. Motorola has potential insurance coverage for many of the years indicated above, but with differing types and levels of coverage, self-insurance retention amounts and deductibles. We are in discussions with Motorola and their insurers regarding the availability of applicable insurance coverage for each of the individual cases.

10 Related-Party Transactions

The Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V. and equity-accounted investees.

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. However, in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost.

The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	For the three months ended		For the nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Revenue	18	2	47	7
Purchase of goods and services	21	23	71	63

The following table presents the amounts related to receivable and payable balances with these related parties:

	October 2, 2016	December 31, 2015
Receivables	13	24
Payables	26	24

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11 Restructuring

At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate. During the nine month period ended October 2, 2016, we recognized an additional $53 million of employee severance costs in our restructuring liabilities, which was primarily related to cost reduction activities in connection with our acquisition of Freescale, along with other specific targeted actions.

The following table presents the changes in restructuring liabilities in 2016, by segment:

	Balance January 1, 2016	Additions	Utilized	Released	Other changes	Balance October 2, 2016
HPMS	234	52	(103)	(3)	4	184
SP	6	1	(3)	—	(1)	3
Corporate and Other	—	—	—	—	—	—
	240	53	(106)	(3)	3	187

The total restructuring liability as of October 2, 2016 of $187 million is classified in the consolidated balance sheet under current liabilities ($159 million) and non-current liabilities ($28 million).

The components of the restructuring charges recognized in the consolidate statements of operations, for each of the three and nine month periods ended October 2, 2016 and October 4, 2015 are as follows:

	For the three months ended		For the nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Personnel lay-off costs	1	4	53	24
Other exit costs	2	—	13	—
Release of provisions/accruals	—	(1)	(3)	(2)
Net restructuring charges	3	3	63	22

These restructuring charges, for the periods indicated, are included in the following line items in the consolidated statement of operations:

	For the three months ended		For the nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Cost of revenue	3	3	17	3
Selling, general and administrative	1	1	4	8
Research and development	(1)	(1)	42	11
Net restructuring charges	3	3	63	22

12 Benefit/Provision for Income Taxes

Benefit/provision for income taxes:

	For the three months ended		For the nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Tax expense (benefit)	(44)	15	(395)	44
Effective tax rate	(74.6)%	3.8%	(58.1)%	6.8%

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate, and the relative mix of income and losses across those jurisdictions. Our effective tax rate for the first nine months of 2016 was a benefit of 58.1% compared with provision of 6.8 % for the first nine months of 2015. The significant change in our effective tax rate was primarily due to the acquisition of Freescale, which resulted in significant amortization expense for acquired intangibles, additional depreciation expense as a result of the fair value adjustments on tangible assets and a significant impact to the mix of income and losses between jurisdictions. In addition, the tax benefit from the reversal of a portion of the valuation allowance against deferred tax assets represented a higher percentage of earnings before tax for the first nine months of

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2016 as compared to the first nine months of 2015 and the tax expense associated with withholding taxes represented a higher percentage of earnings before tax for the first nine months of 2016 as compared to the first nine months of 2015.

The Company benefits from income tax incentives in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The predominant income tax holiday is expected to expire at the end of 2024. The impact of this tax holiday decreased foreign taxes by $6 million and $8 million for the third quarters of 2016 and 2015, respectively (YTD 2016: decrease of $16 million and YTD 2015: decrease of $22 million). The benefit of this tax holiday on net income per share (diluted) was $0.02 for the third quarter of 2016 (YTD 2016: $0.05) and $0.03 for the third quarter of 2015 (YTD 2015: $0.09).

13 Segment Information

NXP is organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements. Effective with the Merger, the operations of Freescale were primarily incorporated into the HPMS reportable segment.

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub-systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial, and software solutions for mobile phones. Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive. The segments each include revenue from the sale and licensing of intellectual property related to that segment.

Because the Company meets the criteria for aggregation set forth under ASC 280 “Segment Reporting”, and the operating segments have similar economic characteristics, the Company aggregates the results of operations of the Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Infrastructure operating segments into one reportable segment, HPMS, and the Standard Products and General Purpose Logic operating segments into another reportable segment, SP.

Revenue and operating income (loss)

	For the three months ended		For the nine months ended
Revenue	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
HPMS	2,099	1,164	6,024	3,414
SP	320	325	897	970
Corporate and Other 1)	50	33	137	111
	2,469	1,522	7,058	4,495

	For the three months ended		For the nine months ended
Operating income (loss)	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
HPMS	116	331	(426)	890
SP	85	56	176	161
Corporate and Other 1)	(27)	(12)	(73)	(49)
	174	375	(323)	1,002

1)

Corporate and Other is not a segment under ASC 280 “Segment Reporting”. Corporate and Other includes unallocated expenses not related to any specific business segment and corporate restructuring charges.

14 Subsequent Event

On October 27, 2016, NXP Semiconductors N.V. entered into a Purchase Agreement, by and among NXP and a wholly-owned, indirect subsidiary of Qualcomm Incorporated (“Qualcomm”). Pursuant to the agreement, the subsidiary of Qualcomm will commence a tender offer to acquire all of the issued and outstanding common shares of NXP for $110 per share in cash. The tender offer is not subject to any financing condition. The tender offer is conditioned on the tender of at least 95% of the outstanding ordinary shares of NXP or, if NXP shareholders approve the asset sale contemplated in the purchase agreement, the tender of at least 80% of the outstanding ordinary shares of NXP. An Extraordinary General Meeting of NXP's shareholders will be convened in connection with the offer to adopt, among other things, certain resolutions relating to the transaction. Pending the receipt of shareholder approvals from

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NXP and Qualcomm, as well as satisfaction of other customary closing conditions, including foreign regulatory approvals, the proposed transaction is expected to close by the end of calendar 2017.

The Agreement contains certain termination rights for NXP and Qualcomm. If the Purchase Agreement is terminated under certain circumstances, including termination by NXP to enter into a superior proposal for an alternative acquisition transaction or a termination following a change of recommendation by the NXP Board, NXP will be obligated to pay to Qualcomm a termination compensation equal to $1.25 billion in cash. If the Purchase Agreement is terminated under certain circumstances involving the failure to obtain the Required Antitrust Approvals or the failure to complete the Pre-Closing Reorganization in all material respects, Qualcomm will be obligated to pay NXP a termination compensation equal to $2 billion in cash.

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